Exhibit 99.1

Alpha Tau Announces Upcoming Presentation of New Data at 2025 ASCO GI Symposium and at Company R&D Update Day

JERUSALEM, December 18th, 2024 -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, announced today that an abstract entitled “Interim analysis of feasibility, safety, and tumor control in two first-in-human trials of a novel alpha-emitting radionuclide for pancreatic adenocarcinoma,” submitted by principal investigators involved in the Company’s Israeli pancreatic cancer trial, has been accepted to the 2025 ASCO Gastrointestinal Cancers Symposium, to be held January 23 – 25, 2025 in San Francisco, CA. The poster will be presented during “Poster Session B: Cancers of the Pancreas, Small Bowel, and Hepatobiliary Tract,” on January 24, 2025 at 11:30am – 1:00pm PT.

Alpha Tau will also host an R&D Update Day on Monday, January 27, 2025 at 11am ET, during which the Company will review the new data shared at the symposium and additional data from the Company’s Canadian pancreatic cancer trial, including data on feasibility, safety, tumor response, and survival metrics. The Company will also review findings from other clinical trials, including the Company’s trial exploring the use of Alpha DaRT in combination with pembrolizumab for the treatment of recurrent unresectable or metastatic squamous cell carcinoma of the head and neck. Clinicians involved in the various studies will participate in the R&D Update Day, and additional details will be shared ahead of the event.

“It is an honor for us to have our data presented at an ASCO symposium, a first for Alpha Tau,” noted Company CEO Uzi Sofer. “We are excited for these findings to be shared with leading experts in the field and with the broader community as well. With the release of new results, we hope to showcase our ambitions to go even further than our previous successes in superficial tumors, as we continue to investigate Alpha DaRT as a compelling treatment for internal organ tumors of high unmet need as well as the potential systemic benefits from its local use.”

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com